February 24, 2009

Ms. Cecilia Blye, Chief

Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                           AAR CORP.

Form 10-K for the Fiscal Year Ended May 31, 2008

Filed July 11, 2008

File No. 1-06263

Dear Ms. Blye:

On behalf of AAR CORP. (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 12, 2009 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the fiscal year ended May 31, 2008 (File No. 1-06263) (the “Form 10-K”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above and each of the Company’s corresponding responses.

1.               Comment:  We note from disclosure on page 66 that you conduct sales to unaffiliated customers in the Middle East.  We also note from your website that one of your sales regions is Europe, the Middle East and Africa.  Syria and Iran, located in the Middle East and Sudan, located in Africa, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current, and anticipated business contacts with Iran, Syria and Sudan, if any, whether through affiliates, distributors, resellers, subsidiaries, or other direct or indirect arrangements.  Your response should describe in reasonable detail any products, equipment, components, technology, or services you have provided into the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response:  We have reviewed Company sales reports and billing systems, and performed other procedures for the five-year period from June 1, 2003 through December 31, 2008 (as requested by the Staff in a follow-up telephone call on February 13, 2009 in which AAR sought clarification about the appropriate time frame) to determine our past business dealings with Iran, Syria and Sudan.  We confirm to the Staff that we have not provided any products, equipment, components, technology or services, directly or indirectly, into the countries of Iran, Syria or Sudan, except as follows:

•                  During the fiscal year ended May 31, 2007 (“Fiscal 2007”), the Company’s Amsterdam component repair facility performed routine overhaul services on commercial airline components for Mid Airlines, an airline operating in Sudan.  Total billings during Fiscal 2007 for these services were 28,447 euros.

•                  On April 15, 2008, the Company’s Mobility Systems division located in Cadillac Michigan, received and processed an order from the United Nations for 20 transport cargo pallets.  Transport cargo pallets are used by military and humanitarian agencies to assist in the transport of products, principally in cargo airplanes.  The order was shipped to the United Nations air operations compound in Khartoum, Sudan on August 6, 2008.  The total value of the shipment was $31,779.

We have no present intentions of maintaining any business contacts with Iran, Syria and Sudan, either directly or through affiliates, distributors, resellers, subsidiaries or otherwise, except as may be permitted by law.

2.               Comment:  In this respect, we note a November 2006 article stating that you install temporary units that are used in refugee havens in Sudan.  Please advise us which of your products are used in Sudan.  Clarify whether you donate or sell the products.  Please also tell us the nature of your supply arrangements or networks used in connection with the sale or donation of these units in Sudan and identify any strategic partners or customers that you use in connection with sales or donations to or in Sudan.

Response:  We believe the article referred to in Comment No. 2 appeared in the Chicago Sun-Times on or about November 28, 2006.  Other than the overhaul services performed in Amsterdam and the sales to the United Nations discussed in the response to Comment No. 1, we are not aware of any shipments to or the use of the Company’s products in the country of Sudan, as described in the article.  We do not donate products to Sudan or, to our knowledge, to entities who in turn donate our products to Sudan, nor do we maintain supply agreements, networks, strategic partners or customers in connection with sales or donations to Sudan.

3.               Comment:  We note from July 2008 and June 2005 news articles that AAR International, Inc. signed a letter of intent with Gulf Maintenance Company, now known as Abu Dhabi Aircraft Technologies.  Please tell us whether you are currently party to any agreement(s) with Abu Dhabi Aircraft Technologies.

Response:  Gulf Aircraft Maintenance Company (GAMCO, and now known as Abu Dhabi Aircraft Technologies or ADAT) is an independent aviation services enterprise whose main facilities and operations are located near Abu Dhabi International Airport.  On June 15, 2005, the Company announced that one of its subsidiaries, AAR International, Inc., had signed a letter of intent with GAMCO to explore the development of a component repair facility capable of supporting F-16 aircraft in the United Arab Emirates.  The ultimate development of this facility did not materialize, and we are currently not a party to any joint venture, partnership, or other similar agreement or arrangement with ADAT.  (Please note that we have not been able to locate the July 2008 news article and thus are not aware of its subject matter).

The Company does from time to time sell aftermarket engine and airframe parts and components to support ADAT’s maintenance operations.  These sales are transacted under purchase orders issued by ADAT and in the aggregate have approximated $2,600,000 since June 1, 2003.

We also would like to inform the Staff that we have been in broad discussions with ADAT in recent months to expand our relationship.  These discussions center around engine and airframe parts support agreements, as well as an F-16 depot-level supply-chain management support agreement.  At this point, we have not entered into any contractual arrangement with ADAT on these projects, although our discussions are continuing.

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In connection with responding to your comments, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (630) 227-2050 or Rick Poulton, the Company’s Chief Financial Officer, at (630) 227-2075.

Very truly yours,

/s/ Robert J. Regan

Robert J. Regan
General Counsel

cc:         Max Webb, Assistant Director, Division of Corporation Finance

Jennifer Hardy, Special Counsel, Office of Global Security Risk